Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

July 7, 2011

NYSE EURONEXT SHAREHOLDERS OVERWHELMINGLY APPROVE COMBINATION

WITH DEUTSCHE BOERSE

-- Preliminarily, over 96% of Votes Cast in Favor of the Proposed Merger --

NEW YORK, July 7, 2011 – NYSE Euronext (NYSE:NYX) today announced that its shareholders have approved the adoption of the business combination agreement with Deutsche Boerse AG (XETRA: DB1) and related proposals. The proposals, which required approval by a majority of the outstanding shares or in some cases majority of shares voted of NYSE Euronext common stock, were approved at a special shareholders meeting held today in New York.  Based on preliminary results, approximately 96.09% of the shares present at the special meeting voted for the approval of the combination, representing 65.68% of NYSE Euronext’s outstanding common shares.

“We are delighted that our shareholders support the value inherent in this compelling combination with Deutsche Boerse and recognize the substantial benefits the combined company will be positioned to provide,” said Jan-Michiel Hessels, Chairman of the Board of NYSE Euronext.

“This approval is an important milestone in our path to completing this combination, bringing us one step closer to creating the premier global venue for capital raising and a world leader in derivatives and risk management.  I would like to thank our shareholders for their careful consideration and engagement on this historic proposal, and for their strong validation of the long term value we believe we will create,” said Duncan L. Niederauer, CEO of NYSE Euronext.

The combination of Deutsche Boerse/NYSE Euronext offers:

•          Compelling industrial logic based on a shared vision that is consistent with the long-term strategy of both companies;

•          A business that preserves competition and delivers clear benefits to clients and customers;

•          The potential for superior cash flow generation and a credit profile and balance sheet that will provide financial flexibility to invest, grow and innovate;

•          Synergies of EUR550 million ($798 million), including EUR400 million ($580 million) in full run-rate cost savings and EUR150 million ($218 million) in revenue enhancements.

Completion of the combination is subject to a 75% acceptance level of the exchange offer to Deutsche Boerse shareholders; approval by the relevant competition and financial, securities and other regulatory authorities in the U.S. and Europe; and customary closing conditions. The acceptance period during which shareholders of Deutsche Boerse can tender their shares in exchange for shares in the new combined company will end next week, on July 13, 2011.

The independent Inspector of the Meeting, Mackenzie Partners, will tabulate all proxies and ballots submitted at the Special Meeting. Final results will be released after the votes have been tabulated and certified, which is expected within approximately one week.

Media Contacts:

Robert Rendine                                    +1.212.656.2180

Rich Adamonis                                    +1.212.656.2140

George Sard/Paul Verbinnen                +1.212.687.8080

Investor Contact:
Stephen Davidson                                +1.212.656.2183

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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